Jonathan D. Van Duren

Tel 312.476.5038

vandurenj@gtlaw.com

August 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Attention: Valerie J. Lithotomos

Re:	Sweater Cashmere Fund

(File Nos. 333-257605 and 811-23712)

Ladies and Gentlemen:

This letter provides the responses of Sweater Cashmere Fund (the “Fund”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission regarding the Staff’s review of the preliminary proxy statement filed by the Fund on Schedule 14A on July 25, 2024 (the “Proxy”). For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: Please fill in all blanks, brackets, and otherwise missing information, including the section of the Proxy discussing the Board of Trustees’ consideration of the proposed sub-advisory agreement between the Adviser and Forma on behalf of the Fund (the “Sub-Advisory Agreement”).

Response: The Fund has completed the blanks and brackets and finalized the outstanding information, including the section of the Proxy discussing the Board of Trustees’ consideration of the proposed Sub-Advisory Agreement.

2.	Comment: Please confirm, supplementary, whether the Fund’s current investment adviser, Sweater Industries LLC (the “Adviser”), will be delegating all of its investment management responsibilities with respect to the Fund to Forma Cashmere LLC (the “Forma”), the proposed subadviser to the Fund, pursuant to the Sub-Advisory Agreement.

Response: As noted in the Proxy, if the Sub-Advisory Agreement is approved, the Adviser will delegate its investment management responsibilities under the Adviser’s investment management agreement with the Fund to Forma, but such delegation will at all times be subject to oversight and monitoring by Sweater, as the Fund’s investment adviser.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
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3.	Comment: The “Important information to help you understand and vote on the proposal” section of the Proxy states that the Fund’s investment objectives, strategies, and policies are not anticipated to change as a result of the new Sub-Advisory Agreement. If applicable, please revise this to simply state that the Fund’s objectives, strategies, and policies will not change solely as a result of the new Sub-Advisory Agreement.

Response: As requested, we have revised this sentence to clarify that the Fund’s investment objectives, strategies, and policies will not change as a result of the new Sub-Advisory Agreement.

4.	Comment: Please remove the portions of the Proxy discussing the treatment of broker non-vote.

Response: The Fund has removed the portions of the Proxy discussing the treatment of broker non-votes.

5.	Comment: Please revise “The Proposal” section of the Proxy to clarify that, in addition to the proposal, proxies will be voted on such other matters as may properly come before the special meeting.

Response: The Fund has made this revision.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (312) 476-5038 or vandurenj@gtlaw.com.

Sincerely,

/s/ Jonathan D. Van Duren

Jonathan D. Van Duren

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